UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of May 2024

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

CNPJ nº 06.057.223/0001-71 NIRE 3330027290-9

MINUTES OF THE BOARD OF DIRECTORS MEETING HELD ON MAY 16, 2024

1.               Date, time and location: On May 16, 2024, at 17:00, at the headquarters of Sendas Distribuidora S.A. ("Company"), virtually, considered to be held at the headquarters of Sendas Distribuidora SA (“Company”), located in the City of Rio de Janeiro, State of Rio de Janeiro, at Ayrton Senna Avenue, n. 6.000, Lote 2, Pal 48959, Annex A, Jacarepaguá, ZIP Code 22775-005.

2.               Call and attendance: Call notice dismissed, given the presence of all members of the Board of Directors, namely: Mrs. Oscar de Paula Bernardes Neto, José Guimarães Monforte, Andiara Pedroso Petterle, Belmiro de Figueiredo Gomes, Enéas Cesar Pestana Neto, Julio César de Queiroz Campos, Leila Abraham Loria and Leonardo Porciúncula Gomes Pereira.

3.	Board: Chairman: Oscar de Paula Bernardes Neto; Secretary: Tamara Rafiq Nahuz.

4.	Agenda: Analysis and resolution on the Company’s Reference Form.

5.               Resolutions: The members of the Board of Directors, unanimously and without restrictions, decided as follows:

5.1        Analysis and resolution on the Company´s Reference Form: the members of the Company's Board of Directors, based on the recommendation of the Corporate Governance, Sustainability and Nomination Committee and the Audit Committee, resolved, unanimously and without qualifications, for the approval of the Company´s Reference Form, empowering the Executive Board to formalize the presentation of the document before the Brazilian Exchange Commission (“CVM” – Comissão de Valores Mobiliários), as well as any necessary disclosure measures.

6.       Approval and signature of the minutes: With no further matters to discuss, the proceedings were suspended for the drafting of these minutes. Upon resuming the proceedings, the present minutes were read, approved and signed by the secretary. Chairman: Mr. Oscar de Paula Bernardes Neto; Secretary: Mrs. Tamara Rafiq Nahuz. Board members present: Mr. Oscar de Paula Bernardes Neto, José Guimarães Monforte, Andiara Pedroso Petterle, Enéas Cesar Pestana Neto, Julio César de Queiroz Campos, Leila Abraham Loria e Leonardo Gomes Pereira.

Rio de Janeiro, May 16, 2024.

Tamara Rafiq Nahuz

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2024

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.